As filed with the Securities and Exchange Commission on December 7, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

The Mills Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

601148109

(CUSIP Number)

Martin Edelman, Esq.

Mark Schonberger, Esq.

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109	Page 2 of 20 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7
14		TYPE OF REPORTING PERSON IN

CUSIP No. 601148109	Page 3 of 20 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 4 of 20 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 5 of 20 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 6 of 20 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HOLLYWOOD PROPERTIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 7 of 20 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 8 of 20 Pages

Explanatory Note: This Amendment No. 3 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”) Gazit Canada Inc. (“Canada”) and Hollywood Properties Ltd. (“Hollywood”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 25, 2006 (the “Initial 13D”) relates to the Common Stock, par value $.01 each (“Shares”) of The Mills Corporation, a Delaware corporation (the “Issuer” or “Mills”). The Initial 13D together with Amendment No. 1 to the Initial 13D, Amendment No. 2 to the Initial 13D and this Amendment shall be collectively referred to herein as the “Schedule 13D.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

We acquired our original position in the Shares for investment purposes consistent with one of our investment strategies of owning a portfolio of securities in publicly-traded REITs and other real estate companies. Mills had previously disclosed that it was considering strategic alternatives which we subsequently learned included a potential sale of Mills.

Having studied the recent developments with respect to Mills and having purchased a significant ownership position in the Shares, on several occasions during August through October 2006, Mr. Chaim Katzman, Chairman of the board of directors of Gazit-Globe Ltd., contacted by telephone representatives of Mills. During these discussions, and in a meeting on August 22, 2006 with Laurence C. Siegel, then chairman of the Mills Board of Directors (the “Mills Board”) and then chief executive officer of Mills, Mr. Katzman discussed, among other things, Mills’ situation and the idea of Mills being recapitalized as an alternative to its outright sale and requested that additional information about Mills be made publicly available. Mr. Katzman advised that, given our significant investment in Shares and our need to retain flexibility with respect to our investment, we were unwilling to sign a confidentiality agreement that contained a standstill provision. Mr. Katzman advised that we would sign a confidentiality agreement that did not contain a standstill provision.

After further internal analysis, external discussions and further study of Mills’ assets and financial situation, as stated more fully in a letter dated September 29, 2006, from Mr. Katzman to Mr. Siegel, we submitted a non-binding indication of interest with respect to a recapitalization of Mills. This letter is filed as Exhibit 2 to the Schedule 13D and is incorporated herein by reference. Under that recapitalization proposal and subject to the terms and conditions therein, we proposed to invest new capital in exchange for newly authorized Series B common stock of Mills. We proposed to invest up to $1.2 billion of cash at a per share purchase price of $24.50, which, at the time, was a 30.7% to 43.7% premium to the 30, 60 and 90 day volume weighted average price of the Shares. The new Series B common stock would have entitled us to a majority of seats on the Mills Board and would have been convertible into Shares.

On October 12, 2006, Mr. Katzman sent a letter to Mark S. Ordan, Mills’ new chief executive officer (with a copy to the Mills Board) regarding Mills’ failure to file material agreements with the SEC regarding various joint ventures between Mills and affiliated and third parties, which failure Mr. Katzman believed had resulted in the marketplace not having full disclosure about

CUSIP No. 601148109	Page 9 of 20 Pages

material information. A copy of this letter is filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference. Subsequent to our submission of our September 29, 2006 recapitalization proposal, we purchased additional Shares.

On October 20, 2006, Mr. Katzman and a representative of RBC Capital Markets, our financial advisor, met with Mr. Ordan, other senior executives of Mills, and representatives of JP Morgan, Mills’ financial advisor, to discuss our recapitalization proposal. Mr. Katzman and Mr. Ordan discussed various aspects of Mills’ business and financial condition. In that meeting, Mr. Katzman made a number of observations as to why a recapitalization, rather than a sale, was in the best interests of Mills’ stockholders, including the following:

•	First, Mills would have time to complete the development and redevelopment program and lease-up activities that are currently underway within the portfolio.
•	Second, Mills would have the time and resources to evaluate the multiple renovation and expansion opportunities previously identified in the portfolio.
•	Third, Mills would have the time to appropriately market or develop the land surrounding several significant properties for higher and better uses such as residential or free-standing retail.
•

Fourth, the successful completion of the development program noted above as well as the management changes already in place should, over time, begin to lower Mills’ cost of capital from that of an over-leveraged developer to that of a more conventionally-leveraged REIT with an emphasis on asset management.

•	Fifth, Mills would be positioned to begin a process of simplifying its capital structure in a way that can lead to increased transparency in financial reporting.
•	Sixth, execution of the aforementioned steps should lead to a higher valuation for Mills over time.
•	Finally, in an outright sale, Mills may not achieve full value and could forfeit some of its tax loss carry-forwards and incur other expenses.

Mr. Katzman also noted that, given Mills’ significant upside potential, stockholders should be entitled to receive a substantial premium to our proposed $24.50 per share price if Mills were to accept a buy-out offer. This is because a recapitalization leaves Mills with the opportunity in the future to sell itself, whereas a buy-out at this time is irreversible and deprives Mills’ stockholders of the opportunity to realize Mills’ upside potential. Therefore, for a buy-out offer to be successful, it should be at a higher per share price than the per share price offered in a recapitalization.

Mr. Katzman urged Mills to give our recapitalization proposal more serious consideration. Mr. Ordan advised that our recapitalization proposal had been on the October 19, 2006 Mills Board meeting agenda and was being treated as a bona fide offer. Mr. Katzman requested a meeting

CUSIP No. 601148109	Page 10 of 20 Pages

with the Mills Board and Mr. Ordan advised that the Mills Board had formed a special committee to review Mills’ strategic alternatives and that he would arrange for Mr. Katzman to meet with some or all the members of that committee the week of October 23, 2006.

Mr. Ordan expressed Mills’ desire to have us enter into a confidentiality and standstill agreement with Mills as a condition to our receiving any non-public information relating to Mills. Mr. Katzman reiterated our unwillingness to enter into a standstill agreement with Mills. Mr. Katzman also noted that there is no legal requirement for Mills to insist on a standstill in exchange for allowing a stockholder or bidder to review non-public information and that he believed that Mills’ insistence on such a requirement, in the context of a bona fide proposal from a significant stockholder, was preventing the Mills Board from fulfilling its fiduciary duty and receiving a potentially higher and better offer for Mills and its stockholders. Mr. Ordan stated that Mills would revisit the issue of the standstill requirement and advise Mr. Katzman of its conclusions.

Mr. Ordan requested that we prepare a specific list of information relating to Mills that we would like to review and provide it to Mills. Mr. Ordan also requested that we provide Mills with a copy of the financial model we were using in connection with our analysis of Mills and our recapitalization proposal. Mr. Ordan stated that Mills would consider providing specific information to us, subject to our signing a confidentiality agreement. Mr. Katzman advised that he would send such a list and make our model available.

Early in the morning of October 24, 2006, Mr. Ordan called Mr. Katzman and expressed an interest in continuing a dialog with respect to our recapitalization proposal and stated that he was working to arrange a meeting between Mr. Katzman and Mills’ special committee as soon as practicable. Later in the day on October 24th, Mr. Katzman sent another letter to Mr. Ordan (with a copy to the board of directors of the Issuer) to follow-up on the October 20, 2006 meeting and provide the information list requested by Mr. Ordan. A copy of this letter is filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference. In addition, Gazit issued a press release shortly after the Initial 13D appeared on the SEC’s website disclosing, among other things, the filing of the Initial 13D. A copy of this press release is filed as Exhibit 6 to the Schedule 13D.

On October 25, 2006, Mills issued a press release stating that the Mills Board would consider our recapitalization proposal as part of the process of exploring strategic alternatives and maximizing value for all Mills stockholders, while, at the time, stating it needed to, among other things, complete the restatement of its financials to position itself to enter into a strategic transaction or transactions.

On October 26, 2006, representatives of Gazit management and representatives of RBC Capital Markets, our financial advisor, participated in a telephonic meeting with members of Mills’ management and representatives of JP Morgan, Mills’ financial advisor. During this call, RBC Capital Markets verbally provided Mills and JP Morgan with certain financial metrics used to derive our recapitalization proposal.

CUSIP No. 601148109	Page 11 of 20 Pages

On October 31, 2006, Mr. Katzman and members of Gazit management along with representatives of RBC, met with Mr. Ordan, members of Mills’ management, three members of the Mills Board, including two members of Mills’ special committee. At this meeting, Mr. Katzman repeated his observations previously made to Mr. Ordan as to why a recapitalization would be superior to a sale for Mills’ stockholders, discussed the background leading up to our recapitalization proposal and our ability to consummate our recapitalization proposal. The presentation made by Gazit at this meeting is filed as Exhibit 7 to the Schedule 13D and is incorporated herein by reference.

Following discussions with Mark Ordan, Mr. Katzman offered to revise our proposed confidentiality agreement to include a limited standstill agreement in which we would agree not to buy or sell any Mills stock until Mills filed its Form 10-K or, if earlier, the date on which Mills announced it had entered into an agreement with respect to strategic alternatives. Despite Mr. Ordan’s agreement to arrange a meeting/conference call of the parties and their attorneys to negotiate a compromise with respect to a confidentiality/standstill agreement, Mills did not propose a time for such meeting. Rather, Mills proposed that we agree to enter into a "July standstill" (i.e., for approximately a seven-month period) on the terms set forth in Mills’ form confidentiality agreement. Our counsel replied that the offer was non-responsive and an unacceptable compromise.

On November 2, 2006, our counsel sent a letter to Mark Ordan again repeating our request that certain joint venture agreements be filed with the SEC. This letter is filed as Exhibit 8 to the Schedule 13D and is incorporated herein by reference.

On November 8, 2006, Chaim Katzman sent a letter to Mark Ordan informing him that we were filing a lawsuit in the Delaware Court of Chancery pursuant to Section 211 of the Delaware General Corporation Law, demanding that Mills hold its annual meeting of stockholders and informing Mills that we would be proposing our own slate of directors and an amendment to Mills’ certificate of incorporation to eliminate the classified board structure, which we believe, in this case, serves to entrench current leadership.1 The letter expressed Mr. Katzman’s belief that Mr. Ordan’s purpose was not to bring us into the strategic process, but rather to baffle, frustrate and ultimately to deter our efforts to give our recapitalization proposal the hearing it deserves. In addition, this letter put Mills on notice that it should not enter into any definitive agreement as to a change of control transaction, or the sale of significant assets, before Mills has filed with the SEC its financial statements and joint venture agreements and given all potential bidders, including us, fourteen days to review such materials and submit firm offers to Mills. This letter is filed as Exhibit 9 to the Schedule 13D and is incorporated herein by reference. The complaint relating to the lawsuit is filed as Exhibit 10 to the Schedule 13D. In addition, on November 8, 2006, Gazit issued a press release announcing the filing of the lawsuit against Mills, which press release is filed as Exhibit 11 to the Schedule 13D.

_________________________

1 The Gazit Group subsequently determined that it would not submit a proposal to stockholders to eliminate Mills’ classified board structure at next annual meeting of Mills stockholders.

CUSIP No. 601148109	Page 12 of 20 Pages

We also filed amendment No. 1 to the Initial 13D on November 8, 2006.

On November 9, 2006, Chaim Katzman sent a letter to Mark Ordan expressing his concern about media reports that Mills is selling the retail component of its 108 North State Street property in Chicago and expressing his belief that selling what appears to be a trophy development property and other trophy properties in a distressed situation is a catastrophic mistake for the following reasons:

•	Selling Mills’ trophy assets would significantly deter interested parties, including Gazit, from aggressively pursuing strategic alternatives for the company.
•	As is well known in the industry, the top end of the portfolio invariably increases the value of other properties in a sale situation.
•	Selling the high-end properties not only decreases the size of the portfolio, but also severely impairs the quality of the portfolio, which:
o	negatively affects the company’s ability to refinance its debt;
o	causes key employees to leave the company for other opportunities;
o	diminishes the stature of the company in terms of tenants, municipalities, service providers and other industry players; and
o	increases the cost per square foot of operating the business.
•	Selling an uncompleted development project is highly unusual, invariably leaves significant value on the table for the buyer and deprives the seller of that value.

In the letter, Mr. Katzman also urged Mills to consult disinterested financial advisors as to the impact that selling Mills’ trophy properties will have on its enterprise value. Mr. Katzman also stated, "The decision-making process you pursue needs to include advisors and board members that lack conflicts of interest and understand the significant negative impact that the decision to sell highly attractive assets can have on overall value—and whose sole interest, uncluttered by multiple roles, is maximizing value for stockholders." Mr. Katzman further stated that "we would like to ensure that... Mills’ strategic process results in its stockholders achieving the highest value possible [and that s]elling trophy properties is not the way to maximize stockholder value..." This letter is filed as Exhibit 12 to the Schedule 13D and is incorporated herein by reference.

On November 13, 2006, we demanded a stockholder list from Mills pursuant to Section 220 of the Delaware General Corporation Law ("Section 220"), which permits stockholders to obtain a stockholder list for any proper purpose. A proper purpose under the Delaware General Corporation Law is a purpose reasonably related to a person’s interest as a stockholder, which generally includes communication with other stockholders.

CUSIP No. 601148109	Page 13 of 20 Pages

On November 17, 2006, Mr. Ordan sent a reply letter to Mr. Katzman stating, among other things, that he could not comment on rumors of a potential sale of 108 North State Street and that decisions made by Mills to sell its properties are made after careful consideration and consultation with the Mills Board, management of Mills and its strategic advisors. Mr. Ordan stated further that Mills is in close consultation with all interested parties who have entered into Mills’ process and spent months diligently working to understand the value of Mills. Mr. Ordan also stated that, if we wish to be an "interested party" on the same footing as other bidders, and to have our preferences considered in the strategic alternatives process, Mills would ask again that we sign a confidentiality and standstill agreement to ensure we are competing on an equal and fair footing with other interested parties, enter the process, and perform the work necessary to produce a serious proposal for Mills. This letter is filed as Exhibit 13 to the Schedule 13D and is incorporated herein by reference.

On November 20, 2006, counsel for Mills informed us that Mills was not willing to provide us with a stockholder list unless and until we prevailed in our December 1, 2006 hearing in Delaware Chancery Court to determine whether we will be permitted to nominate candidates at the annual meeting. On November 21, 2006, we filed a complaint in Delaware Chancery Court pursuant to Section 220 due to Mills’ refusal to provide us with a list of its stockholders. The Court granted us a scheduling conference on the same day at which the Court stated that it was inclined to order Mills to provide the list, that Mills should resolve the matter promptly, and that if Mills did not, the Court would hold a final hearing on the matter on Thanksgiving Day. On November 22, 2006, Mills provided us with the stockholder list.

On November 21, 2006, Mr. Katzman sent a letter responding to Mr. Ordan’s November 17, 2006 letter. The letter, among other things, inquired as to why Mr. Ordan had not addressed questions raised in Mr. Katzman’s earlier correspondence regarding Mills’ failure to file joint venture agreements and Mr. Katzman’s request that Mills allow at least two weeks after the filing of its Form 10-K and Form 10-Qs before accepting any offer, in order to allow us (and any other interested parties) to make a proposal and not risk subjecting Mills to the unnecessary payment of a break up fee. This letter is filed as Exhibit 14 to the Schedule 13D and is incorporated herein by reference.

On November 21, 2006, Mr. Katzman also sent a letter to Mr. Ordan (with a copy to the Mills Board) informing him that we had revised our recapitalization proposal and that we are now offering to invest up to $1.2 billion of cash in exchange for newly-issued Shares at a per share purchase price of $25.50, as opposed to $24.50 in our prior offer. This new offer eliminates the requirement that we receive a separate class of common stock and represents a premium of 44.6% to the 30-day volume weighted average price of the Shares as of the close of trading on September 28, 2006 (the day before the date of our original recapitalization proposal). The new recapitalization proposal eliminates our closing conditions and assumptions from our prior proposal subject only to a short due diligence period and the following:

•	NOI. Minimum annual proportionate net operating income (excluding Meadowlands, Madrid Xanadu, St Enoch and Vaughan) of no less than a $455 million run rate

CUSIP No. 601148109	Page 14 of 20 Pages

•	Debt. Outstanding proportionate current net debt aggregating approximately $4.4 billion
•

Outstanding Securities. 65.0 million Shares outstanding on a fully diluted basis including all options, restricted shares and outstanding OP Units (69.5 million Shares assuming the 4.5 million shares have been granted to Colony Capital and Kan Am in connection with the closing of the Meadowlands transaction in accordance with the terms previously made public in Mills’ Form 8-K).

The letter informed Mr. Ordan that we will need only 15 business days to perform our confirmatory due diligence and to review the financial and other information to be filed in Mills’ Form 10-K and Form 10-Qs, during which time we are prepared to contemporaneously negotiate and sign a definitive agreement. In addition, the letter informed Mr. Ordan that we would not need a financing contingency in our definitive agreement and that the Gazit-Globe Ltd. board had approved our entering into the proposed recapitalization, subject only to the same due diligence opportunity noted above. Mr. Katzman added "We remain willing to sign a confidentiality agreement and standstill pursuant to which we will refrain from buying and selling any stock for as long as the information in your Form 10-K and 10-Qs is not publicly available." This letter is filed as Exhibit 15 to the Schedule 13D and is incorporated herein by reference.

On November 22, 2006, we filed a preliminary proxy statement on Schedule 14A with the SEC relating to a solicitation of proxies from the stockholders of Mills in connection with the Mills 2006 annual meeting of stockholders. This preliminary proxy statement named four of our proposed nominees for election to the Mills Board.

On November 24, 2006, we filed Amendment No. 2 to the Initial 13D.

On November 29, 2006, Chaim Katzman spoke with Mark Ordan by telephone. During that conversation, Mr. Katzman advised that the Gazit Group would enter into a confidentiality agreement on generally the same terms as contained in the confidentiality agreement that Mills had entered into with Farallon Capital Management, L.L.C., except that the Gazit Group confidentiality agreement would not restrict the Gazit Group’s ability to continue to solicit proxies in connection with its desire to elect directors to the Mills Board. Mr. Ordan responded that he would check with the Mills Board and get back to Mr. Katzman the next day.

Over the next several days, we engaged in negotiations with Mills with respect to the terms of a confidentiality agreement and the possibility of our terminating our solicitation of proxies in exchange for Mills appointing certain of our nominees to the Mills Board.

On December 1, 2006, the Delaware Court of Chancery was scheduled to hear oral arguments from our counsel and counsel for Mills in our lawsuit under Section 211 of the Delaware General Corporation Law demanding that Mills hold its 2006 annual meting of stockholders. Our counsel and counsel for Mills appeared before Chancellor Chandler and jointly requested that the Court grant a continuance until December 5, 2006 so that the parties could attempt to reach a settlement and accord outside of court. Chancellor Chandler granted the mutual request.

CUSIP No. 601148109	Page 15 of 20 Pages

On December 5, 2006, we reached a settlement with Mills in the Section 211 litigation. The Gazit Group agreed to cease its proposed solicitation of proxies for the election of its candidates to the Mills Board at the 2006 annual meeting of stockholders. Mills agreed to nominate Gazit Group candidates John N. Hagan and Keith Locker for election to the Mills Board at the 2006 annual meeting of stockholders. In addition, Mills agreed to nominate Mark Ordan for election and S. Joseph Bruno for reelection to the Mills Board at the 2006 annual meeting.

The settlement was memorialized in the Stipulated Final Order (the “Order”) that we and Mills jointly submitted to the Delaware Court of Chancery on December 5, 2006. Chancellor Chandler signed the Order and it is filed as Exhibit 17 to this Amendment. Under the terms of the Order:

1.	Mills will hold its annual meeting on December 29, 2006, and the meeting will not be adjourned;

2.	The record date for the annual meeting is December 1, 2006;

3.	The quorum for the annual meeting will be the shares of stock represented and entitled to vote at the annual meeting;

4.

Jon N. Hagan, Keith M. Locker, Mark S. Ordan, and S. Joseph Bruno will be the nominees that stand for election at the annual meeting and no other nominees will stand for election at the annual meeting;

5.	No business other than the election of directors and the ratification of Mills’ independent auditors will be conducted at the annual meeting;

6.	The total number of directors on the Mills Board will not exceed 14 until after the 2007 annual meeting of stockholders; and

7.	The parties issued a joint press release, which is filed as Exhibit 18 to this Amendment and is incorporated herein by reference.

In addition, the parties entered into a confidentially agreement (the “Confidentiality Agreement”), which includes a standstill provision effective until the earlier of (i) March 30, 2007 or (ii) the date on which Mills enters into, or publicly recommends, a Competing Transaction (as defined in the Confidentiality Agreement). The Confidentiality Agreement is filed as Exhibit 16 to this Amendment and is incorporated herein by reference.

Until the expiration of the standstill provision of the Confidentiality Agreement, we are not permitted to purchase any securities of Mills. After the termination of the standstill provisions of the Confidentiality Agreement, depending upon various factors, including overall market conditions, other investment opportunities available to us, the availability of Shares and shares of Mills’ cumulative redeemable preferred stock (“Preferred Shares”) at prices that would make the purchase of additional Shares or Preferred Shares desirable, we may or may not endeavor to increase our positions in Shares and/or Preferred Shares through, among other things, the

CUSIP No. 601148109	Page 16 of 20 Pages

purchase of Shares and/or Preferred Shares on the open market or in private transactions or otherwise, on such terms and at such times as we may deem advisable. We may from time to time engage in transactions for the purpose of hedging some or all of our positions in Shares and/or Preferred Shares.

Depending upon the factors mentioned above and other factors we may deem relevant, we may in the future take such other actions with respect to our investment in Mills as we deem appropriate including, without limitation, engaging in further discussions with management and/or the Mills Board concerning the business, operations, strategic direction and control of Mills, communicating with other stockholders of Mills, or changing our intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 601148109	Page 17 of 20 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Except as set forth in Item 5 of this Schedule 13D and below in this Item 6, to the best knowledge of the Gazit Group, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and between the Reporting Persons and any other person with respect to the securities of the Issuer.

On December 5, 2006, we reached a settlement with Mills in the Section 211 litigation. The Gazit Group agreed to halt its bid to solicit proxies for the election of its candidates to the Mills Board at the 2006 annual meeting of stockholders. In addition, on December 5, 2006, we and Mills signed the Confidentially Agreement, which includes a standstill provision effective until the earlier of (i) March 30, 2007 or (ii) the date on which Mills enters into, or publicly recommends, a Competing Transaction (as defined in the Confidentiality Agreement). Under the terms of the Confidentiality Agreement, we may not discuss with or offer to any person any position in any possible transaction with Mills by us and such person without the prior written consent of Mills, which consent shall not be unreasonably withheld or delayed with respect to any person that has not previously signed a confidentiality agreement with Mills. In addition, we have retained our right to solicit proxies in connection with Mills’ 2007 annual meeting of stockholders. The Confidentiality Agreement is filed as Exhibit 16 to this Amendment and is incorporated herein by reference.

CUSIP No. 601148109	Page 18 of 20 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Initial 13D is amended and restated in its entirety as follows:

Exhibit No.	Description
1.	Consent and Joint Filing Statement.*
2.

Letter, dated September 29, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Laurence C. Siegel, Chairman of the Board and former Chief Executive Officer of The Mills Corporation submitting Gazit-Globe Ltd.’s and its subsidiaries’ preliminary non-binding indication of interest with respect to the recapitalization of the Mills Corporation (the “Proposal Letter”).*

3.	Letter, dated October 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation retransmitting the Proposal Letter.*
4.

Letter, dated October 12, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation expressing Mr. Katzman’s concerns regarding The Mills Corporation’s failure to file material agreements with the SEC.*

5.

Letter, dated October 24, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation providing a list of requested information.*

6.	Press release of Gazit-Globe Ltd., dated October 25, 2006, announcing its acquisition of 9 percent of the outstanding common stock of The Mills Corporation.*
7.	Presentation by Gazit-Globe Ltd. to management and certain board members of The Mills Corporation on October 31, 2006.**
8.

Letter, dated November 2, 2006, from Paul, Hastings, Janofsky & Walker LLP to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, demanding that The Mills Corporation file its joint venture agreements with the SEC. **

9.

Letter, dated November 8, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, informing him of the filing of a lawsuit by Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.**

10.

Complaint of Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.**

11.	Press release, dated November 8, 2006, announcing the filing of a lawsuit by Gazit-Globe Ltd. seeking to compel The Mills Corporation to hold an annual meeting.**

CUSIP No. 601148109	Page 19 of 20 Pages

12.

Letter, dated November 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, expressing concern regarding reports of sales of Mills properties.***

13.

Letter, dated November 17, 2006, from Mark Ordan, Chief Executive Officer of The Mills Corporation, to Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd. responding to Mr. Katzman’s letter of November 9, 2006.***

14.

Letter, dated November 21, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, responding to Mr. Ordan’s letter of November 17, 2006.***

15.

Letter, dated November 21, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, submitting the Gazit Group’s revised recapitalization proposal.***

16.	Confidentiality and Standstill Agreement, dated December 5, 2006, between The Mills Corporation and Gazit-Globe, Ltd.
17.	Stipulated Final Order of the Delaware Court of Chancery, dated December 5, 2006, entered into by Gazit-Globe Ltd. and The Mills Corporation.
18.	Joint press release of The Mills Corporation and Gazit-Globe Ltd., dated December 5, 2006, announcing agreement on board slate and terms of confidentiality agreement.

_____________________

*	Previously filed with SEC on October 25, 2006 with the Initial 13D.
**	Previously filed with SEC on November 8, 2006 with Amendment No. 1 to the Initial 13D.
***	Previously filed with the SEC on November 24, 2006 with Amendment No. 2 to the Initial 13D.

CUSIP No. 601148109	Page 20 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: December 7, 2006	By:	/s/ Chaim Katzman

GAZIT-GLOBE LTD.
Date: December 7, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

M G N (USA) INC.
Date: December 7, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

GAZIT (1995), INC.
Date: December 7, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

HOLLYWOOD PROPERTIES LTD.
Date: December 7, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Attorney-in-fact

GAZIT CANADA INC.
Date: December 7, 2006	By:	/s/ Dori Segal
Name: Dori Segal
Title: President

EXHIBIT 16

December 5, 2006

Gazit-Globe Ltd.

1660 NE Miami Gardens Drive

Suite 1

North Miami Beach, FL 33179

Attention: Chaim Katzman

Ladies and Gentlemen:

In connection with our discussions of possible transactions involving The Mills Corporation and/or its subsidiaries, affiliates or divisions (the "Company"), Gazit-Globe Ltd (together with its affiliates, "you") has requested information concerning the Company. As a condition to such information being furnished to you and your Representatives (as defined below), you agree that you and your Representatives will treat any information (whether (i) prepared or otherwise provided to you by the Company or its Representatives (as defined below) or gathered by inspection, (ii) in written, oral, electronic or other form, (iii) identified as "confidential" or otherwise, or (iv) prepared before, on or after the date hereof) concerning any aspect of the Company which is furnished to you or any of your Representatives by or on behalf of the Company (herein collectively referred to as the "Confidential Information") in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth.

The Company agrees that it will provide you a general description of the nature of the Confidential Information that it intends to deliver to you pursuant to this letter agreement prior to delivering such Confidential Information, and will not deliver any Confidential Information that you specifically ask not to receive (and the Company will use reasonable efforts to provide you with sufficient opportunity to object prior to delivering any such Confidential Information). However, any Confidential Information delivered to you by the Company shall be subject to the provisions of this letter agreement without regard to the Company's compliance with the preceding sentence.

The term "Confidential Information" shall be deemed to include notes, analyses, compilations, summaries, data, studies, interpretations, forecasts, records, memoranda or other documents or information prepared by you or your Representatives which contain or are based on any Confidential Information. The term "Confidential Information" does not include information which (i) is already in your or your Representatives' possession, provided that such information is not subject to another confidentiality agreement or obligation of secrecy between you or your Representatives and the Company, and is not known by you or your Representatives to be subject to any other confidentiality agreement or obligation of secrecy with the Company, (ii) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by you or your Representatives in violation of this letter agreement, (iii) is or becomes available to you or your Representatives from a source other than the Company or its Representatives, provided that such source is not known by you to be bound by a confidentiality agreement with or other obligation of secrecy to the Company with respect to such information or (iv) is independently developed by you or your Representatives without use of any Confidential Information.

"Representatives" of any person shall mean its affiliates and the members, managers, partners, directors, officers, employees, controlling persons, representatives, agents and advisors of such person and its affiliates. An "affiliate" of any person shall mean any other person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first person. For purposes of this definition, "control" of a person means the possession of power to direct or cause the direction of management and policies of such person, whether through ownership of voting securities, by contract or otherwise and shall be deemed to exist by virtue of the ownership or control of more than ten percent (10%) of the capital or voting rights of such person.

Confidentiality - You hereby agree that the Confidential Information will be kept confidential by you and your Representatives and will not be disclosed by you or any of your Representatives except as expressly permitted by this letter agreement, and that any of such information may be disclosed to your Representatives only on a "need to know basis" and only if you have informed such Representatives of the obligations contained herein and they have agreed, or otherwise have a duty, to keep the Confidential Information confidential. You agree to be responsible for any breach of this letter agreement by yourself or by any of your Representatives (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against your Representatives with respect to such breach).

Non-Disclosure - In addition, except as required by law as set forth below, without the prior written consent of the Company, you will not, and will direct your Representatives not to, disclose to any person that you or any of your Representatives has received Confidential Information or that Confidential Information has been made available to you or them. The matters contemplated by the foregoing sentence shall be subject to the same exceptions to non-disclosure as if they were "Confidential Information" for purposes of this letter agreement. You acknowledge that disclosure of any of the information described in the preceding sentence may irreparably damage the Company or its affiliates. The term "person" as used in this letter agreement will be interpreted broadly to include the media (electronic, print or otherwise), publicly available Internet pages, any governmental representative or authority or any corporation, company, limited liability company, enterprise, association, partnership, group or other entity or individual.

Notwithstanding anything herein to the contrary, the Company acknowledges that (i) you have previously filed a Schedule 13D, as amended, with the Securities and Exchange Commission, and (ii) this letter agreement does not prohibit you from continuing to file amendments to your Schedule 13D as required by law or making other legally required filings in the future; provided, however, that such amendments and filings shall not be used to evade your obligations set forth in the next paragraph.

Standstill - Subject to the immediately following paragraph, as a condition to any further discussions between you and us with respect to a possible transaction, and to the provision of any additional Confidential Information to you, you agree that, until the earlier of March 30, 2007 and (y) the date on which the Company enters into, or publicly recommends, a Competing Transaction (as defined below), neither you nor any of your affiliates shall, without the prior written request of the Company, alone or jointly or in concert with any other person (including by providing financing to any other person), effect or seek, offer or propose (whether publicly or otherwise) to effect (a) the acquisition of record or beneficial ownership of any securities or rights to acquire any securities of the Company or any of its subsidiaries, or of any rights or options to acquire such ownership (including from a person other than the Company); (b) the acquisition of any assets owned or managed by or interest in assets owned or managed by the Company or any of its subsidiaries (including any rights or options to acquire any such assets) (including from a person other than the Company); (c) the commencement of any tender or exchange offer for any securities of the Company or any of its subsidiaries; provided that you shall have the right to tender your shares into any tender or exchange offer not commenced by you; (d) the participation in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote or otherwise with respect to any voting securities of the Company or any of its subsidiaries; (e) except as required by applicable law, the making of any public announcement with respect to any proposal for or offer of any extraordinary transaction involving the Company or any of its securities or assets (or those of its subsidiaries); (f) any other action, to seek to control the management, Board of Directors or policies of the Company or any of its subsidiaries; (g) the formation, joining or in any way participating in a "group" (as defined under the Securities Exchange Act of 1934) with respect to the Company; (h) to materially assist or act as a financing source for, or otherwise invest in, any other person to assist them in undertaking any of the foregoing; or (i) any action that could require the Company to make a public announcement as to any of the foregoing; provided, however, that the Company is conducting a strategic alternatives process and you shall be invited to participate in such strategic alternatives process and you shall be afforded an opportunity comparable to that of any other party to submit a proposal relating to an extraordinary transaction with the Company. You further agree during such period not to (i) request, directly or indirectly, that the Company (1) amend or waive any provision of this paragraph (including this sentence), or (2) otherwise consent to any action inconsistent with any provision of this paragraph (including this sentence); (ii) take any initiative with respect to the Company or any of its affiliates or securities that would reasonably be expected to require the Company or any such affiliate to make a public announcement regarding (1) such initiative, (2) any of the activities referred to in this paragraph, or (3) the possibility of a transaction involving you or your affiliates, in each case, subject to the immediately following paragraph. Notwithstanding the foregoing, if you shall have at any time provided written notice to the Company that you no longer wish to participate in its strategic alternatives process, nothing herein shall prevent you from participating or agreeing to participate as a financing source for a potential transaction relating to the Company or its assets by a third party; provided that such third party has signed a confidentiality agreement with the Company and is in compliance with any standstill or confidentiality obligations to the Company; provided further, that upon notice from you, the Company consents in writing (such consent not to be unreasonably withheld or delayed) to such participation. For purposes of this paragraph, a "Competing Transaction" means (i) the sale or disposition of all or substantially all of the assets of the Company, or of assets of the Company with a fair market value in the aggregate of at least $1,500,000,000, (ii) a transaction with a third party constituting a change of control of the Company (whether by merger, consolidation, tender offer, share or other equity exchange, similar business combination or otherwise), or (iii) the issuance by the Company or its subsidiaries of equity securities of the Company or its subsidiaries (or of rights to acquire such securities or securities convertible or exchangeable into any such securities) for aggregate consideration of at least $500,000,000. Nothing herein shall prohibit you from voting securities that you own in any manner or granting a proxy to another person in respect thereof.

Notwithstanding the foregoing, nothing in this letter agreement shall prohibit you or your affiliates from participating in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote or otherwise with respect to any voting securities of the Company or any of its subsidiaries in connection with the Company’s 2007 annual meeting (including, without limitation, nominating a slate of directors for election at such annual meeting). For the avoidance of doubt, you shall not directly or indirectly discuss with or offer to any person (including, without limitation, any affiliate or current joint venture or other partner of or investor in the Company) any position (debt, equity, joint venture or otherwise, including, without limitation, any continuation or modification of any current arrangement with any such third party) in any possible transaction with the Company or any other form of direct or indirect participation in any possible transaction with the Company by you and such person without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed (provided, that the Company shall notify you of its consent or refusal no later than 3 business days following the Company’s receipt of your written request for such consent, and in the absence of such notification the Company shall be deemed to have consented) with respect to any person that has not previously signed a confidentiality agreement with the Company.

Acknowledgement - You acknowledge that the Confidential Information may include material non-public information concerning the Company and that, under applicable securities laws, including the securities laws of the United States, your receipt of the Confidential Information may restrict your ability to trade in securities of the Company while in possession of such information. You acknowledge and agree that you are aware of such laws, and that compliance with such laws in your trading activities is your responsibility.

Notwithstanding the foregoing, it is understood that you will not wish to be restricted in your ability to trade in securities of the Company for an indefinite period of time. In furtherance of your desire to cleanse yourself of possessing any potential material non-public information concerning the Company, you may at any time advise the Company that you are delivering to the Company or destroying all Confidential Information and any other material containing or reflecting any information in the Confidential Information (whether prepared by the Company, its Representatives or otherwise and regardless of the form or storage medium) furnished to you or your Representatives and are not retaining any copies, extracts or other reproductions in whole or in part of such material (except as may be required to be retained by applicable law, regulation or internal document retention policies, with any such copies to be retained subject to the confidentiality obligations hereunder), and that you do not wish to receive any other Confidential Information or continue your dialogue with the Company as to Confidential Information. The Company agrees to honor such request, and not to provide you with any additional Confidential Information, whether in writing, orally or otherwise, after receiving such request, provided that the return or destruction of such Confidential Information shall not in any event be understood as constituting advice or a representation by the Company that you are no longer in possession of material non-public information concerning the Company, and any decision as to your future market activities in the securities of the Company shall be solely yours.

If, after June 30, 2007 and prior to October 27, 2008, the Company and you are no longer in discussions with respect to a strategic transaction involving you and the Company or its assets, and you reasonably believe that you are in possession of Confidential Information that constitutes material, non-public information under the U.S. federal securities laws, then you may notify the Company as to which Confidential Information constitutes such material, non-public information (the "Subject Information"). The Company shall either publicly disclose the Subject Information or permit you to publicly disclose the Subject Information; provided, however, that, if the Company determines that the Subject Information is not material, non-public information under the U.S. federal securities laws, the Company has the right not to disclose or permit you to disclose the Subject Information so long as it certifies to you in writing that it reasonably believes that the Subject Information is not material, non-public information under U.S. federal securities laws.

Remedies - You understand and agree that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you or any of your Representatives of this letter agreement but shall be in addition to all other remedies available to the Company at law or in equity.

No Representation - You understand that neither the Company nor any of its Representatives have made or make any representation or warranty as to the accuracy or completeness of the Confidential Information. You agree that neither the Company nor any of its Representatives shall have any liability to you or any of your Representatives resulting from the receipt or use of the Confidential Information except as may otherwise be expressly provided in a definitive agreement. Neither this letter agreement nor disclosure of any Confidential Information to you shall be deemed by implication or otherwise to vest in you rights in or to the Confidential Information except as set forth in this letter agreement.

No Obligation - The parties agree that unless and until a definitive agreement between the Company and you with respect to a transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this or any written or oral expression with respect to such a transaction by any of its Representatives except, in the case of this letter agreement, for the matters specifically agreed to herein. For purposes of this letter agreement, the term "definitive agreement" does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of any offer or bid by you. You acknowledge that the Company and its Representatives shall be free to take such actions regarding any possible transaction and for the dissemination of Confidential Information which they in their sole discretion shall determine including, without limitation, negotiating with any other party and entering into a definitive transaction agreement with any other party without prior notice to you or any other person or discontinuing discussions or negotiations with you or any other party at any time for any reason or for no reason.

Required Disclosure - In the event that you or any of your Representatives are required or become legally compelled by applicable law, regulation, stock exchange rule, subpoena, court order or similar process, or are required or requested by governmental, judicial or regulatory authorities having appropriate jurisdiction to disclose any of the Confidential Information, you will, if legally permitted, promptly provide us with written notice so that we may seek, at our expense, a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement, and you agree to cooperate with us on an "all reasonable efforts" basis, at our sole cost and expense to obtain such a protective order or other remedy. In the event that such protective order or other remedy is not obtained or we waive compliance with the provisions of this agreement, you will furnish only that portion of the Confidential Information which you are advised by counsel in writing is required to be disclosed, and you will exercise all reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded the Confidential Information so furnished.

Term - This letter agreement and all of the parties' obligations hereunder shall terminate on the date which is two years from the date hereof; provided, however, that liability for any breach of this letter agreement prior to such termination shall survive such termination.

Amendment, Non-Waiver, Remedies, Severability, Assignment, Misc. - The agreement set forth in this letter agreement may be modified or waived only by a separate writing signed by both the Company and you expressly so modifying or waiving such agreement. You agree that no failure or delay by the Company in exercising any right, remedy, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation. Neither this letter agreement nor any of the rights and/or obligations hereunder may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other party, except that the Company may assign this letter agreement to any successor to The Mills Corporation (by merger or otherwise) or to any person that acquires at least a majority of the assets or equity securities of the Company. Any attempted assignment or transfer by either party not in accordance herewith shall be null and void. This letter agreement is for the benefit of each party and its respective Representatives and their respective successors and permitted assigns.

Entire Agreement - This letter agreement and the Stipulated Final Order dated December 5, 2006 (C.A. No. 2530-N , Delaware Court Of Chancery, New Castle County) contain the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

Governing Law - This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. You hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any actions, suits or proceedings arising out of or relating to this letter agreement (and you agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court). You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(signature page follows)

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this agreement shall become a binding agreement between you and the Company.

Very truly yours,

THE MILLS CORPORATION

By: /s/ Mark S. Ordan
Name: Mark S. Ordan
Title: Chief Executive Officer

Confirmed and Agreed to:

GAZIT-GLOBE LTD.

By: /s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

EXHIBIT 17

THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

GAZIT-GLOBE LTD., an Israeli real estate investment company, Plaintiff, v. THE MILLS CORPORATION, a Delaware corporation, Defendant.	) ) ) ) ) ) ) ) ) ) )	C.A. No. 2530-N

STIPULATED FINAL ORDER

Subject to the approval of the Court, Gazit-Globe Ltd. (“Gazit”) and The Mills Corporation (“Mills” or the “Company”), by their attorneys, hereby stipulate and agree to the following Order and Final Judgment:

1.             Mills shall hold its annual meeting of stockholders for 2006 (the “2006 Annual Meeting”) on December 29, 2006. The 2006 Annual Meeting shall not be postponed, adjourned, or otherwise rescheduled.

2.	The record date for the 2006 Annual Meeting shall be December 1, 2006.

3.             The shares of stock represented at the 2006 Annual Meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of the 2006 Annual Meeting, notwithstanding any provision in the Mills certificate of incorporation or bylaws to the contrary.

4.             At the 2006 Annual Meeting, the following nominees (the “Agreed Nominees”) shall stand for election to the director class that will next stand for election in 2009: Jon N. Hagan, Keith M. Locker, Mark S. Ordan, and S. Joseph Bruno.

5.             No nominees other than the Agreed Nominees shall stand for election at the 2006 Annual Meeting.

6.             No business shall be conducted at the 2006 Annual Meeting other than (i) the election of directors and (ii) ratification of the selection of Mills’ independent auditor.

7.             The number of directors comprising the entire Board of Directors of Mills shall not exceed 14 until after the annual meeting of stockholders for 2007 (the “2007 Annual Meeting”).

8.             Within one business day of the filing of this stipulated final order with the Court, the parties shall issue jointly the press release attached as Exhibit A. The parties shall not otherwise comment on this litigation.

9.	Each party shall bear its own costs related to this litigation.
10.	Except as specifically provided herein, the action is dismissed with prejudice.

/s/ J. Travis Laster

J. Travis Laster (#3514)

Matthew F. Davis (#4696)

Abrams & Laster LLP

Brandywine Plaza West

1521 Concord Pike, Suite 303

Wilmington, Delaware 19803

(302) 778-1000

Attorneys for Plaintiff

/s/ Lawrence C. Ashby Lawrence C. Ashby (#468) Carolyn S. Hake (#3839) Ashby & Geddes 222 Delaware Avenue P.O. Box 1150 Wilmington, Delaware 19899 (302) 654-1888 Attorneys for Defendant

Exhibit 18

For The Mills Corporation: Ken Volk, Corporate Communications (301) 968-6390 Judith Wilkinson/Jeremy Jacobs Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449	For Gazit-Globe Ltd. Ellen Barry/David Press Financial Dynamics (212) 850-5636/ (212) 850-5743

FOR IMMEDIATE RELEASE

THE MILLS AND GAZIT-GLOBE AGREE ON BOARD SLATE FOR NOMINATION
AT ANNUAL MEETING

Companies Also Agree to Terms of Confidentiality and Standstill Agreement

CHEVY CHASE, MD and TEL AVIV, ISRAEL (December 5, 2006) — The Mills Corporation (NYSE: MLS) and Gazit-Globe Ltd., (TASE: GLOB), Israel’s largest real estate investment company and one of The Mills’ largest stockholders, today announced that they have agreed on a slate of four nominees for election to The Mills’ board at its Annual Meeting of Stockholders to be held December 29, 2006.

The slate will include two new independent directors originally proposed by Gazit, Jon N. Hagan and Keith M. Locker, each of whom has extensive experience in the REIT industry. Mark S. Ordan, Chief Executive Officer and President of The Mills Corporation, will also be nominated to the board. S. Joseph Bruno, a current Mills director and the chairman of The Mills’ audit committee, will be re-nominated as part of the agreed slate.

Gazit and The Mills also announced that Gazit will enter into a confidentiality agreement with The Mills that includes a standstill provision that will last through March 30, 2007, subject to early termination upon the occurrence of certain circumstances. That confidentiality agreement will be filed with the U.S. Securities and Exchange Commission. Gazit has agreed to discontinue its efforts to nominate and solicit proxies to elect its own slate of directors to The Mills’ board.

“The Mills is very pleased that we were able to reach this agreement with Gazit and I look forward to joining Jon Hagan and Keith Locker on The Mills’ board,” said Mark Ordan. “The Mills’ board and management are committed to completing the strategic alternatives process and finding the best solution to maximize value for all of The Mills’ stockholders.”

The agreement to nominate the above slate of directors was part of a settlement approved by the Delaware Chancery Court today. The Court also ordered The Mills to hold its annual meeting on December 29, 2006, and that the shares of stock represented at that meeting, either in person or by proxy, shall constitute a quorum for purposes of the meeting, notwithstanding the quorum requirement of The Mills’ bylaws.

About The Mills Corporation

The Mills Corporation, based in Chevy Chase, MD, is a developer, owner and manager of a diversified portfolio of retail destinations, including regional shopping malls and market-dominant retail and entertainment centers. It currently owns 39 properties in the

United States totaling approximately 48 million square feet. The Mills is traded on the

New York Stock Exchange under the ticker: MLS. For more information, visit the

Company's website at www.themills.com.

Statements in this press release that are not historical - including, among other things, as to The Mills’ exploration of strategic alternatives and other transactions and steps - may be deemed forward-looking statements within the meaning of the federal securities laws.

Although The Mills believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, The Mills can give no assurance that its expectations will be attained or that the exploration of strategic alternatives will result in any transaction and it is possible that our actual circumstances and results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. The Mills undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is directed to The Mills’ various filings with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and its annual reports on Form

10-K, for a discussion of such risks and uncertainties.

About Gazit-Globe

Gazit-Globe is a real estate investment company listed on the Tel Aviv Stock Exchange as part of the TA-25 Index. Gazit-Globe, directly and through subsidiaries and affiliates acquires, develops and operates income producing properties including shopping centers, retirement homes and medical office buildings in growth urban areas in North America, Europe and Israel. Its primary investment objective is the creation of value through long-term maximization of cash flow and capital appreciation from its growing real estate investments. With total assets (in market value) of over $8 billion, Gazit-Globe has interests in 474 properties. This includes 22 properties currently under development that consist of approximately 46 million square feet of gross leasable area.

Gazit-Globe Ltd. believes certain statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and risks, many of which are subject to change. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Gazit-Globe Ltd.

Additionally, forward-looking statements speak only as of the date they are made, and we undertake no obligation to release publicly the results of any future revisions or updates we may make to forward-looking statements to reflect new information or circumstances after the date hereof or to reflect the occurrence of future events.

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